FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of November, 2004

Commission File Number: 0-29742


                                 Retalix Limited

                        (Formerly Point of Sale Limited)
                 (Translation of registrant's name into English)


                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                   Form 20-F X        Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____             No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The condensed consolidated statements of income, the condensed consolidated balance sheet, and the condensed consolidated statements of cash flows data contained in the press release attached as Exhibit 10.1 to this Report on Form 6-K are hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form F-3, Registration No. 333-110681; (ii) the Registrant's Registration Statement on Form S-8, Registration
No.  333-09840;  (iii)  the  Registrant's  Registration  Statement  on Form
S-8, Registration No. 333-12146; (iv) the Registrant's Registration Statement on Form S-8, Registration No. 333-14238; (v) the Registrant's Registration Statement on Form S-8, Registration No. 333-109874; and (vi) the Registrant's Registration Statement on Form S-8, Registration No. 333-118930.




                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is hereby attached hereto and incorporated by reference herein:

1. Press Release: Retalix Ltd. Announces Record Revenues of $33.9 Million for Third Quarter 2004. Dated: November 11, 2004.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              Retalix Limited
                                              (Registrant)
Date: November 16, 2004.                      /s/ Danny Moshaioff
                                              --------------------

                                              By: Danny Moshaioff, CFO

                                  EXHIBIT INDEX



Exhibit Number        Description of Exhibit

10.1 Press Release: Retalix Ltd. Announces Record Revenues of $33.9 Million for Third Quarter 2004. Dated: November 11, 2004.




                                  EXHIBIT 10.1


CCG Investor Relations                                  Retalix Ltd.
Crocker Coulson, President                              Barry Shaked, CEO
Sherman Oaks, CA  91403                                 Danny Moshaioff, CFO
(818) 789-0100                                          (011) 972-9-776-6677
crocker.coulson@ccgir.com                               (760) 931-6940



FOR IMMEDIATE RELEASE

                    Retalix Ltd. Announces Record Revenues of
                      $33.9 Million for Third Quarter 2004

Ra'anana, Israel, November 11, 2004 -- Retalix Ltd. (Nasdaq: RTLX) a provider of integrated enterprise-wide software solutions for the retail food and fuel industries worldwide, including supermarkets, convenience stores and fuel stations, today announced its operating results for the third quarter ended
September 30th, 2004.

Revenues for the quarter were $33.9 million, an increase of 39.8% from $24.3 million in the third quarter of 2003, and up 18% from $28.7 million reported in the second quarter of 2004. The Company reported net income for the quarter of $1.8 million, or 10 cents per diluted share, compared to a net income of $2.1 million, or 16 cents per diluted share, in the third quarter of 2003. Net income reflects the intensive investment in developing the next generation of supply chain management applications and their integration with the Company's suite of products - a process the Company committed to and announced as part of the OMI acquisition.

Q3 2004 Highlights:

o Revenues up by 39.8% to $33.9 million
o Net income of $1.8 million or 10 cents per diluted share
o Acquisition of a 51% stake in Italian UNIT S.p.A expands presence in Italy
o Casey's Convenience Stores selects the Retalix Pocket Office suite of mobile applications
o Unified Western Grocers rolls out TRICEPS warehouse management solution
o Lotus Supermarkets in China selects Retalix StoreLine for installation throughout the chain
o ICI Paris, of the AS Watson group, installs its first pilot store with StoreLine in Holland
o Good progress with two international oil companies running pilots with StorePoint
o Food Giant, Dallo and Pro and Sons sign up for StoreNext Connected Services in the USA

"I'm pleased to report another very strong quarter for Retalix, not only from a financial standpoint but also in making significant progress on a number of our key strategic initiatives," said Barry Shaked, President and CEO of Retalix Ltd.

"Our growth is being driven by three primary factors. First, winning new customers in our focus retail verticals of grocery, convenience and fuel.
Second, moving deeper into food retailers' technology strategy as we realize our vision of Synchronized Retail that ties together all of a retailer's critical data and operations, from the point of sale to the supply chain. And third, continuing to expand our presence in new geographic regions and markets based on our world-class global retailing capabilities.

International
 "During the third quarter, we announced a contract with Lotus Supermarkets in which StoreLine will be rolled out to their 124 stores throughout China, giving us an excellent reference client to expand further into this exciting marketplace. ICI Paris, a 180-store leader of perfumery retail in Holland, Belgium and Luxembourg, and a subsidiary of the A.S. Watson group, successfully installed its first pilot store with StoreLine in Holland. We have also made good progress with two international oil companies running pilots with StorePoint.

 "We are very focused on extending our sales and marketing reach into new global markets, through a combination of selective acquisitions, strong local partnerships and expansion of our internal sales organization," Shaked added.
"We announced the acquisition of a majority interest in UNIT S.p.A, which brings us an excellent customer list of leading Italian retailers and a highly professional local sales and support team that will provide for strong presence in the Italian market. And we have staffed up our senior sales team to address the substantial market opportunity in South America. As food retailing becomes increasingly global, Retalix offers the technology platforms required to manage international and global retailing enterprises across multiple regions, languages, currencies and fiscal regulations."

US Grocery and Convenience
"We continue to grow our presence with existing customers, as they come to appreciate the contribution that our Synchronized Retail suite of solutions can make to their critical operational objectives. We have received an order for our new Country of Origin and Bioterrorism ("COOL and BIO") application from a major grocery chain. This application, the first of its kind in our industry, enables our customers to accurately track produce back through the supply chain so as to assure the safety of these items and comply with proposed new Federal legislation," Shaked continued.

"We continue to have a very robust pipeline of tier-one grocery chains that are evaluating Retalix as they select their next generation POS solution. As we move into 2005, we expect to begin to recognize the benefits of our substantial investment in reengineering OMI's supply chain and warehouse applications, which will position us as the only truly integrated, end-to-end solution in the food retailing industry.

"We also continue to grow our share of the total installed system base in the convenience and fuel industries. We received contracts for full-chain rollouts of our Retalix Pocket Office suite of mobile applications from several of our existing C-store customers, including Casey's. Casey's continues its aggressive
StorePoint rollout, marking its 750th site installed, and Cumberland Farms reached the 400-site milestone with StorePoint during the quarter. We are in active discussions with half a dozen sizable fuel/convenience chains, as that industry enters a major upgrade cycle comparable to what is occurring in the grocery segment.

"StoreNext USA, our joint venture with Fujitsu that focuses exclusively on the needs of the independent grocery sector, is showing good momentum as dealers and operators embrace our subscription based model of delivering sophisticated software functionality and connected services. Significant sign-ups for StoreNext Connected Services in the quarter include 90-store Food Giant in
Alabama, as well as Dallo and Pro and Sons, both based in California," Shaked concluded.

Financial Highlights
Gross margin in the third quarter of 2004 was 66.1% of sales, as compared to 70.2% in the third quarter of 2003, and 65.9% in the second quarter of 2004.
Third quarter R&D expenses were $9.4 million, 27.8% of sales, as compared to 19.6% in the third quarter of 2003. The increase is attributed to the additional cost involved in next generation development of the OMI applications. Sales and marketing expenses increased 14.6% to $6.5 million, as compared to $5.6 million in the third quarter of 2003.

Third quarter operating margin was 6.9%, compared with 12.8% in Q3 2003, up from 6.0% in the second quarter of 2004. Operating margin continues to be impacted by increased R&D spending as the Company upgrades and integrates its recently acquired supply chain management solutions with its ReMA web-based architecture.

In the third quarter of 2004, Retalix generated $2.9 million in cash flow from operations. As of September 30, 2004, the Company's balance sheet showed liquid financial resources (cash and short-term equivalents, deposits and marketable securities) of $95 million.

Business Outlook
Retalix reaffirmed its previous 2004 guidance, which included revenue growth of approximately 30% in 2004 and a net income of $5.5 million. This figure takes into account the expenses involved in the on-plan conversion of OMI's applications to new technology and their integration with the Retalix systems.

Conference Call
The Company will be holding a conference call to discuss results for the third quarter of FY 2004 on Thursday, November 11th, 2004, at 10:30 AM EDT (7:30 AM
PDT and 17:30 Israeli Time). Participating in the call will be Retalix Ltd. CEO
Barry Shaked and CFO Danny Moshaioff. This conference call will be broadcast live over the Internet and can be accessed by all interested parties at www.retalix.com. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site for 90 days

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the global food and fuel retail industries, including supermarkets, convenience stores, fuel stations and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 33,000 stores and across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. For more information, please visit the Company's web site at www.retalix.com.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such
forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the
Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the integration of the Company's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December
31, 2003, for a discussion of these and other important risk factors. The
Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.
                                       ###
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
                                  RETALIX LTD.
                            (An Israeli Corporation)
                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
          FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2004

                                                                 Nine months ended        Three months ended           Year ended
                                                                    September 30             September 30              December 31,

                                                                 2004            2003      2004          2003            2003

                                                                    (Unaudited)             (Unaudited)                  (Audited)


                                                                           U.S. $ in thousands (except per share data)

REVENUES:

    Product sales                                               55,909         41,755          21,736        15,672           58,432
    Services and projects                                       32,596         24,684          12,174         8,579           33,625
                                                                ------         ------          ------        ------           ------
           T o t a l  revenues                                  88,505         66,439          33,910        24,251           92,057
                                                                ------         ------          ------        ------           ------
COST OF REVENUES:
    Cost of product sales                                       16,513         12,259           6,390         4,088           16,576
    Cost of services and projects                               13,611          9,168           5,105         3,147           12,440
                                                                ------         ------          ------         -----           ------
           T o t a l  cost of revenues                          30,124         21,427          11,495         7,235           29,016
                                                                 ------         ------          ------         -----           -----
GROSS PROFIT                                                    58,381         45,012          22,415        17,016           63,041
                                                                ------         ------          ------        ------           ------
     Research and development expenses - net                    23,797         13,222           9,427         4,742           18,344
     Selling and marketing expenses                             18,063         15,579           6,455         5,634           21,542
     General and administrative expenses                        11,473          9,636           4,180         3,453           13,345
     Other general expenses - net                                   16             76              21            72               62
                                                                ------         ------           -----         -----           ------
           T o t a l  operating expenses                        53,349         38,513          20,083        13,901           53,293
                                                                ------         ------          ------        ------           ------
INCOME FROM OPERATIONS                                           5,032          6,499           2,332         3,115            9,748
FINANCIAL EXPENSES (INCOME) - net                                   42            156            (129)          160               95
GAIN ARISING FROM ISSUANCE OF SHARES
    BY A SUBSIDIARY AND AN ASSOCIATED
    COMPANY                                                        200                                                         1,068
                                                                 -----         ------           -----         -----            -----
INCOME BEFORE TAXES ON INCOME                                    5,190          6,343           2,461         2,955           10,721
TAXES ON INCOME                                                  1,319          1,772             648           844            2,639
                                                                 -----          -----           -----         -----           ------
INCOME AFTER TAXES ON INCOME                                     3,871          4,571           1,813         2,111            8,082
SHARE IN LOSSES OF AN ASSOCIATED
    COMPANY                                                       (103)           (56)            (34)          (23)            (90)
MINORITY INTERESTS IN LOSSES
    OF SUBSIDIARIES                                                132            170              19            29              288
                                                                 -----          -----           -----         -----            -----
NET INCOME FOR THE PERIOD                                        3,900          4,685           1,798         2,117            8,280
EARNINGS PER SHARE:                                              -----          -----           -----         -----            -----
    Basic                                                         0.26           0.39            0.11          0.17             0.67
                                                                  ----           ----            ----          ----             ----
    Diluted                                                       0.24           0.36            0.10          0.16             0.63
                                                                  ----           ----            ----          ----             ----
------------------------------------------------------------------------------------------------------------------------------------
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                                  RETALIX LTD.
                            (An Israeli Corporation)
                      CONDENSED CONSOLIDATED BALANCE SHEET
                              AT SEPTEMBER 30, 2004

                                                                                   September 30              December 31,
                                                                              2004             2003              2003
                                                                                   (Unaudited)                 (Audited)
                                                                                         U.S. $ in thousands
                                A s s e t s
    CURRENT ASSETS:
             Cash and cash equivalents                                        82,211           34,334                46,093
             Marketable securities                                            12,751            4,195                 5,035
             Accounts receivable:

           Trade                                                              26,925           18,381                20,976
           Other                                                               2,448            1,938                 1,813
        Inventories                                                            1,300            1,246                 1,053
        Deferred income taxes                                                  2,684            2,101                 2,402
                                                                             -------           ------                 -----
               T o t a l  current assets                                     128,319           62,195                77,372
                                                                             -------           ------                ------
    NON-CURRENT ASSETS :
         Marketable securities- bonds                                          8,854            3,714                 3,519
        Deferred income taxes                                                  1,828            1,447                 1,286
          Long-term receivables                                                1,983              420                   998
        Amounts funded in respect of employee rights
           upon retirement                                                     4,230            3,561                 3,733
        Other                                                                    750              440                   432
                                                                               -----            -----                 -----
                                                                              17,645            9,582                 9,968
                                                                             ------             -----                 ------
    PROPERTY, PLANT AND EQUIPMENT, net                                        10,455           10,439                10,129
                                                                              ------           ------                ------
    GOODWILL                                                                  37,605           19,125                19,055
                                                                              ------           ------                ------
    OTHER INTENGIBLE ASSETS, net of accumulated
            Amortization                                                       5,459            4,669                 4,079
                                                                               -----            -----                 -----
                                                                             199,483          106,010               120,603
                                                                             -------         --------               -------
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



                                                                                        September 30               December 31,
                                                                                   2004              2003              2003
                                                                                         (Unaudited)                (Audited)
                                                                                              U.S. $ in thousands
                    Liabilities and shareholders' equity
CURRENT LIABILITIES:

    Short-term bank credit                                                            3,652         4,031              5,677
    Current maturities of long-term bank loans                                        3,207         5,705              3,368
    Accounts payable and accruals:
       Trade                                                                         13,562         4,574              5,138
       Employees and employee institutions                                            4,153         4,206              4,882
        Current maturities of other liabilities                                       1,734         2,384              2,439
       Other                                                                          6,035         6,468              6,510
    Deferred revenues                                                                 4,570         1,600              3,572
                                                                                     ------        ------             ------
           T o t a l  current liabilities                                            36,913        28,968             31,586
                                                                                     ------        ------             ------
LONG-TERM LIABILITIES:
    Long-term bank loans, net of current maturities                                   3,699         3,173              4,700
    Employee rights upon retirement                                                   7,756         5,074              5,405
    Other liabilities, net of current maturities                                        299         1,716              1,149
                                                                                     ------         -----              -----
           T o t a l  long-term liabilities                                          11,754         9,963             11,254
                                                                                     ------         -----             ------
           T o t a l  liabilities                                                    48,667        38,931             42,840
                                                                                     ------        ------             ------
MINORITY INTERESTS                                                                    2,124           903              2,117
                                                                                     ------        ------             ------

SHAREHOLDERS' EQUITY:
    Share capital - ordinary shares of NIS 1.00 par value (authorized:
       25,000,000 shares; issued and outstanding: December 31, 2003 (audited)-
       12,976,695 shares; September 30, 2004 (unaudited)- 17,039,182 shares;
       September 30, 2003
       (unaudited)- 12,503,076 shares                                                 4,597         3,598              3,704
    Additional paid-in capital                                                      110,118        36,095             41,864
    Retained earnings                                                                33,973        26,478             30,073
     Accumulated other comprehensive income                                               4             5                  5
                                                                                    -------        ------             ------
           T o t a l  shareholders' equity                                          148,692        66,176             75,646
                                                                                    -------        ------             ------
                                                                                    199,483       106,010            120,603
                                                                                    -------       -------            -------
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

                                                                                                                   (Continued)- 1

                                  RETALIX LTD.
                            (An Israeli Corporation)
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2004


                                                               Nine months ended          Three months ended          Year ended
                                                                 September 30                September 30            December 31,
                                                               2004        2003          2004           2003             2003
                                                                  (Unaudited)                (Unaudited)              (Audited)
                                                                                      U.S. $ in thousands

CASH FLOWS FROM OPERATING
    ACTIVITIES:

    Net income                                                   3,900       4,685         1,798         2,117           8,280
    Adjustments required to reconcile net income
       to net cash provided by operating activities:
       Minority interests in losses of subsidiaries               (132)       (165)          (19)          (31)           (288)
       Depreciation and amortization, net                        1,813       1,735           390           564           2,323
       Capital loss on disposal of fixed assets and
           from change in percentage of shareholding
           in consolidated subsidiary                                           75                          75
        Gain arising from issuance of shares by
           a subsidiary and an associated company                 (200)                                                 (1,068)
        Share in losses of an associated company                   103                        34                            90
        Tax benefits relating to employee and
           other option grants                                     558                       137                         1,101
        Compensation expenses resulting from shares
           and options granted to employees and non
           employees                                               257         (53)          109                           307
    Changes in accrued liability for employee rights
       upon retirement                                             640         603           466          (224)            934
    Losses (gains) on amounts funded in respect of
       employee rights upon retirement                              16        (223)          (88)          133            (311)
    Deferred income taxes - net                                   (802)     (2,218)          (52)         (301)         (2,358)
    Net decrease (increase) in marketable securities            (2,570)        (16)         (903)            9            (536)
    Amortization of premium (discount) on
       debt securities                                              91         (57)           43            28             (42)
    Other                                                          (11)        222           (47)          (21)            149
    Changes in operating assets and liabilities:
       Decrease (increase) in accounts receivable:
           Trade (including the non-current portion)               628         750           808           691          (2,540)
           Other                                                   214        (578)         (323)          177            (387)
       Increase (decrease) in accounts payable and accruals:
           Trade                                                 3,550        (873)        1,288          (328)           (309)
           Employees, employee institutions and other           (3,103)      4,605           857         2,499           5,323
       Decrease (increase) in inventories                         (165)        617          (421)          (45)            810
       Increase (decrease) in deferred revenues                   (824)     (1,712)       (1,153)       (2,363)            260
                                                                 -----      ------        ------        ------           -----
    Net cash provided by operating activities                    3,963       7,397         2,924         2,980           11,738
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                                                                                                                    (Continued)- 2
                                  RETALIX LTD.
                            (An Israeli Corporation)
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2004

                                                              Nine months ended            Three months ended          Year ended
                                                                September 30                  September 30            December 31,
                                                             2004           2003          2004           2003             2003
                                                                 (Unaudited)                   (Unaudited)              (Audited)

                                                                                     U.S. $ in thousands




   Net cash provided by operating activities
       brought forward                                           3,963           7,397       2,924          2,980           11,738
                                                                ------           -----       -----          -----           ------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Short-term deposits- net                                                        (5)                    (1,003)              (5)
    Proceeds from marketable securities                          7,601                       5,500
     Investment in marketable securities held to               (18,173)         (2,224)     (5,046)         1,603           (2,364)
maturity
    Acquisition of subsidiaries consolidated for the
    first
        time (a)                                               (13,781)                        210
    Purchase of property, equipment and other assets            (1,199)           (754)       (589)          (373)          (1,008)
    Proceeds from sale of property and equipment                    13              77                         20              150
    Amounts funded in respect of employee rights upon
        retirement, net of amount withdrawn                       (504)           (206)       (208)             3             (290)
    Collection of long-term loans to employees                      52             198           9            170              297
    Long-term loans granted to employees                           (20)             (6)         (1)                            (27)
                                                                ------           ------       -----           ----            -----
    Net cash in provided by (used in) investing activities     (26,011)         (2,920)       (125)           420           (3,247)
                                                               -------          -------       -----           ----
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from issuance of shares in the Nasdaq,
        net of $3,243,000 share issuance costs                  58,857                         (34)
    Long-term bank loan received                                                                                             2,278
    Short-term bank credit - net                                (2,025)          3,910      (1,760)         2,143            5,556
    Proceeds from issuance of shares of a subsidiary
        to a third party                                                                                                     2,458
    Repayment of long-term bank loans                           (2,613)         (7,143)       (745)        (1,971)         (10,257)
    Issuance of share capital to employees                       3,947           4,680         804          2,709            9,157
                                                                 -----          ------        ----         ------          -------
    Net cash provided by (used in) financing activities         58,166           1,447      (1,735)         2,881            9,192
                                                                 ------          -----       -------       ------          --------
NET INCREASE IN CASH
    AND CASH EQUIVALENTS                                        36,118           5,924       1,064          6,281           17,683
BALANCE OF CASH AND CASH EQUIVALENTS
    AT BEGINNING OF PERIOD                                      46,093          28,410      81,147         28,053           28,410
                                                                ------          ------      ------         ------           ------
BALANCE OF CASH AND CASH EQUIVALENTS
    AT END OF PERIOD                                            82,211          34,334      82,211         34,334           46,093
                                                                ------          ------      ------         ------           ------
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

                                                                                                            (Concluded) - 3

                                  RETALIX LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2004

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

                                                                         Nine  months ended        Three months ended
                                                                            September 30, 2004        September 30, 2004
                                                                               (Unaudited)                (Unaudited)
                                                                                      U.S. dollars in thousands



(a) Acquisition of subsidiaries consolidated for the first time:
      Assets and liabilities of the subsidiaries at the date of acquisition:

    Working capital (excluding cash and cash equivalents)                             (894)                     (1,227)
    Fixed assets - net                                                                (699)                       (213)
    Amounts funded in respect of employee rights upon
        retirement                                                                      (9)
    Long term loans                                                                  1,469                       1,469
    Minority interests                                                                 141                         141
    Accrued liability for employee rights upon retirement                            1,711                       1,700
    Goodwill and other intangible assets arising on acquisition                    (21,741)                     (1,907)
    Issuance of the Company's share capital                                          5,410
    Increase in account payable- other                                                 831                         247
                                                                                   -------                       -----
                                                                                   (13,781)                        210
                                                                                   -------                       ------




 (b) Supplemental information on investing activities not involving cash flows:

         1) In the year ended December 31, 2003 the Company acquired shares from minority shareholders of a subsidiary in consideration for the issuance of share capital of the Company in the total amount of approximately $ 138,000.

         2) In the year ended December 31, 2003, the Company recorded $ 79,000 as capital surplus resulting from issuance of share capital of a newly formed associated company to a third party.

         3) In January 2004, the Company acquired 100% of the shares of OMI International, Inc. in consideration for the issuance of share capital of the Company in the total amount of $ 5,410,000.





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